April 2, 2019

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention:    Jeffrey Gabor

Re:	Alpine Immune Sciences, Inc.
Registration Statement on Form S-1
File No.     333-230365
Acceleration Request

Requested Date:	April 4, 2019

Requested Time:	4:00 PM Eastern Time
Ladies and Gentlemen:
Alpine Immune Sciences, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-230365) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes Michael Nordtvedt and Bryan King of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.
The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Bryan King at (206) 883-2535 or, in his absence, Michael Nordtvedt at (206) 883-2524.

*****
Sincerely,

ALPINE IMMUNE SCIENCES, INC.

By: /s/ Paul Rickey
Paul Rickey
Chief Financial Officer

cc:    Michael Nordtvedt
Bryan D. King
Wilson Sonsini Goodrich & Rosati, Professional Corporation